Mail Stop 6010

March 6, 2007

John Briner
Chief Executive Officer
Drayton Harbor Resources, Inc.
502 East John Street
Carson City, Nevada 89706

Re: **Drayton Harbor Resources, Inc.**
        Amendment No. 3 to the Registration Statement on Form SB-1
        Filed March 1, 2007
        File No. 333-137160

Dear Mr. Briner

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Form SB-1/#3
Report of Independent Registered Public Accounting Firm, page F-1

1.   We acknowledge your response to comment 1. Please tell us why the report from your independent auditors, Moore & Associates, Chartered, is dated February 26, 2007 when in fact you filed an amendment to your Form SB-2 on February 21, 2007 that included December 31, 2006 financial statements and related information, which you disclosed were "audited" by Moore & Associates at that time.

Notes to Consolidated Financial Statements
Note 2- Summary of Significant Accounting Policies
Assets, page F-7
Mineral Property, page F-8

2.   Please revise your reference to SFAS No. 89, which is titled "Financial Reporting and Changing Prices," not "Additional Disclosures by Enterprises with Mineral Resource Assets." It appears that you wish to refer directly to paragraph 14 of SFAS No. 89, which

1

includes the sub-heading "Additional Disclosures by Enterprises with Mineral Resource Assets."

<u>Income, page F-9</u>

3.   We acknowledge your revised disclosure in response to comment 3. Please revise your disclosure both here and in "Liquidity and Capital Resources" to remove your reference to SFAS No. 121, which was superseded by SFAS No. 144 for financial statements issued for fiscal years beginning after December 15, 2001. Refer to paragraph C1 of SFAS No. 144. Please also revise your disclosure to clarify what you mean by "held and used for impairment."

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please furnish your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Amy Bruckner at (202) 551-3657 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621, John Krug, Senior Attorney, at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Luis Carillo, Esq.
       SteadyLaw Group, LLP
       501 W. Broadway, Suite 800
       San Diego, CA 92101